Exhibit 99.1

Corporación América Airports S.A.
Société Anonyme
128, Boulevard de la Pétrusse
L-2330 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B174140

Dear Shareholders,

We are pleased to invite you to attend the annual general meeting of the shareholders (the Meeting) of Corporación América Airports S.A. (the Company), to be held on Thursday, May 22, 2025, at the Company’s registered office located at 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg. The Meeting will begin at 10 am (Luxembourg time).

The board of directors of the Company has fixed Tuesday, April 22, 2025, as the record date for the Meeting, and only holders of record of shares at such date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

At the Meeting you will hear a report on the Company’s business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company’s financial statements.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of the Grand Duchy of Luxembourg (the Luxembourg Laws).

Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended on December 31, 2024 must be submitted to shareholders on a consolidated basis in accordance with International Financing Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the consolidated financial statements in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU) and the annual accounts in accordance with the generally accepted accounting principles of Luxembourg.

Enclosed with this mailing are (i) the convening notice to the Meeting and (ii) a proxy card relating thereto. Copies of the IASB and the EU IFRS consolidated financial statements of the Company for the financial year ended on December 31, 2024, the Company’s annual accounts as of December 31, 2024 together with the relevant management report and the independent auditor’s report are available at http://investors.corporacionamericaairports.com/Annual-Meeting.

Please promptly mark, sign, date and return the enclosed proxy card in the postage-paid envelope so that your share(s) can be voted at the Meeting.

Please mail your proxy promptly to ensure that your proxy will be received in time for the Meeting.

It is very important that you read the accompanying materials carefully and note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

/s/ Martín Francisco Antranik Eurnekian	/s/ Máximo Luis Bomchil
Martín Francisco Antranik Eurnekian	Máximo Luis Bomchil
Director and CEO	Director and chairperson of the Board

March 2025

Corporación América Airports S.A.

Société anonyme

128, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

R.C.S Luxembourg: B174140

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held in the Grand Duchy of Luxembourg on May 22, 2025

The board of directors (the Board) of Corporación América Airports S.A. (the Company) hereby convenes all shareholders to the annual general meeting of the shareholders of the Company (the Meeting), which shall be held:

on	May 22, 2025

at	10 am CEST

at	128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg in accordance with article 11.2 of the articles of association of the Company (the Articles).

The agenda of the Meeting is set as follows:

Agenda for the Meeting

1.	Presentation of the annual accounts of the Company for the financial year ended December 31, 2024 (the 2024 Financial Year), of the consolidated financial statements for the 2024 Financial Year as well as the management report and independent auditor’s report for the 2024 Financial Year.

The Board presents to the shareholders of the Company the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2024 Financial Year and the Company’s annual accounts for the 2024 Financial Year (together, the Financial Statements), the management report and independent auditor’s report for the 2024 Financial Year.

No vote required.

2.	Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The Board proposes to the Meeting to approve the Financial Statements, the management report and acknowledge the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg law on commercial companies dated August 10, 1915, as amended (the Companies Act).

3.	Allocation of results for the 2024 Financial Year.

The Board proposes to the Meeting to acknowledge that the Company has made a profit with respect to the 2024 Financial Year in an aggregate amount of US$ 51,952,015.72 (the Profit).

The Board proposes to the Meeting to allocate 5% of the Profit, corresponding to an amount of US$ 2,597,600.79, to the legal reserve, in accordance with article 461-1 of the Companies Act.

The Board proposes to the Meeting to carry forward the remainder of Profit, corresponding to an amount of US$ 49,354,414.93, to the next financial year.

4.	Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2024 Financial Year.

The Board proposes to the Meeting to grant discharge (quitus) to the members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2024 Financial Year.

5.	Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The Board proposes to the Meeting to approve, authorize and, to the extent necessary, ratify the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2024 Financial Year, to an aggregate amount of EUR 420,500.

6.	Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2025.

The Board proposes to the Meeting to appoint PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2025, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

I.	Quorum; Votes Required; Board Recommendation

Approval of each of the proposed agenda items other than agenda item 1., for which no vote is required, require the affirmative vote of a simple majority of votes validly cast on each resolution by shareholders entitled to vote at the Meeting. No specific quorum is required for the valid deliberation or acknowledgment of the Meeting. The resolutions are passed by the majority of the votes expressed by the shareholders present or represented at the Meeting and the votes expressed by correspondence. In calculating the majority with respect to the resolutions of the Meeting regarding items 2. to 6. (inclusive), votes relating to shares in respect of which the shareholder abstains from voting, casts a blank vote (vote blanc) or spoilt vote (vote nul) or does not participate, are not taken into consideration.

The Board unanimously recommends a vote “FOR” the approval of each of the above agenda items to be presented and resolved upon at the Meeting.

II.	Total amount of shares

The Board has fixed the close of business on April 22, 2025 as the record date (the Record Date) for the Meeting. As of the date of this convening notice, the Company has 163,222,707 common shares issued. Each common share entitles its holder to one vote.

III.	Available information and documentation

The following information is available on the Company’s website at http://investors.corporacionamericaairports.com/Annual-Meeting and at the Company’s registered office in the Grand Duchy of Luxembourg, as of the day of the publication of this convening notice:

a)	full text of any document to be made available by the Company at the Meeting, including draft resolutions in relation to the above agenda items proposed to be adopted at the Meeting (i.e. inter alia the IASB and the EU IFRS consolidated financial statements of the Company and the Company’s annual accounts, the management report and the independent auditor’s reports);

b)	this convening notice; and

c)	the proxy card referred to below.

IV.	Important information for shareholders

The Meeting shall be conducted in accordance with the voting requirements of the Companies Act.

Only registered shareholders of our common shares as of the Record Date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

Any shareholder who holds one or more share(s) of the Company on the Record Date shall be admitted to the Meeting and may attend the Meeting and vote in person or vote by proxy.

Attached to this notice is a proxy card which each shareholder must complete in order to vote his/her/its share(s) by proxy. Proxy cards must be received by no later than 06:00 a.m. Luxembourg time on May 16, 2025, in order for such votes to count.

Documents and information required by law, including, amongst others, copies of the Financial Statements of the Company for the 2024 Financial Year and the Company’s annual accounts for the 2024 Financial Year, together with the relevant management report and independent auditor’s report, are available in the investors section on the Company’s website under http://investors.corporacionamericaairports.com/Annual-Meeting. They may also be obtained free of charge at the Company's registered office in the Grand Duchy of Luxembourg.

V.	Procedures for attending and voting in person at the Meeting and Voting by Proxy

Any shareholder who holds one or more share(s) of the Company on the Record Date shall be admitted to the Meeting and may attend the Meeting and vote in person or through his/her/its duly appointed attorney-in-fact or vote by proxy.

Any attorney-in-fact representing a shareholder must properly file a valid power of attorney no later than 06:00 a.m. Luxembourg time on May 16, 2025 at the address indicated below.

In the case of share(s) owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity must present evidence of their capacity and authority to attend and vote at the Meeting, by means of a proper document (such as a special power of attorney) issued by the relevant entity. A copy of such power of attorney or other proper document should be filed no later than 06:00 a.m. Luxembourg time on May 16, 2025 at the address indicated below.

Address for filing powers of attorney:

Corporación América Airports S.A.

Attention: Ana Becerra

128, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

contact@corporacionamericaairports.com

ana.becerra@caairports.com

To vote by proxy, holders of share(s) must complete and return a proxy card in the postage-paid envelope. In order for such votes to count, proxy cards must be received no later than 06:00 a.m. Luxembourg time on May 16, 2025.

If you complete and return a proxy card directing how to vote your share(s), the individuals named as proxies will vote your share(s) in the manner indicated in your completed proxy card. If you submit a proxy but do not direct how your share(s) will be voted, the individuals named as proxies will vote your share(s) “FOR” each of the proposed items identified in the above agenda.

If you hold your share(s) through a brokerage account, please contact your broker to receive information on how you may vote your share(s).

Yours sincerely,

/s/ Martín Francisco Antranik Eurnekian	/s/ Máximo Luis Bomchil
Martín Francisco Antranik Eurnekian	Máximo Luis Bomchil
Director and CEO	Director and chairperson of the Board